Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Mirant Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-130935) on Form S-8 of Mirant Corporation of our reports dated February 28, 2007, with respect to the consolidated balance sheets of Mirant Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Mirant Corporation.

/s/ KPMG LLP

Atlanta, Georgia
February 28, 2007